SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period July 24, 2004 to July 28, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                               ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing second quarter results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

July 28, 2004	By:	“Gordon M. Anderson”
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES SECOND QUARTER RESULTS

(Calgary, July 28, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced the unaudited results for the three months ended and six months ended June 30, 2004.

•	On May 31, 2004 Pengrowth acquired certain oil and natural gas assets in Alberta and Saskatchewan (the “Murphy Assets”) from a subsidiary of Murphy Oil Corporation (“Murphy”) for a purchase price of Cdn $550.5 million. Net production revenue from the Murphy Assets for the month of June was reflected in second quarter 2004 results.

•	Distributable cash for the second quarter 2004 increased 24% to $89.1 million as the result of continued strength in commodity prices and the inclusion of production volumes associated with the Murphy Assets for the month of June. Year-to-date 2004 distributable cash reached $172.7 million versus $169.0 million during the same period in 2003. Actual cash distributions in respect of the second quarter 2004 and on a year to date basis were $0.64 per unit and $1.27 per unit respectively. At the end of the second quarter approximately $3 million remained available for distribution in future months over the 10% holdback.

•	On July 22, 2004 Pengrowth announced a 5% increase in the monthly distribution to $0.22 per unit after 13 consecutive months of maintaining a $0.21 per unit distribution. The increased distribution will be payable to unitholders on August 15, 2004.

•	During the period Pengrowth issued $325 million of new debt to fund the Murphy acquisition. Pengrowth’s debt at June 30, 2004 was $591.8 million.

•	Total production for the second quarter 2004 averaged 51,451 barrels of oil equivalent per day (“boepd”), an increase of 5% over the same period last year. Total production also increased 5% year over year to 4.68 million boe from 4.44 million boe.

•	Based on second quarter 2004 production results, Pengrowth now anticipates daily average production of approximately 53,000 to 54,000 boepd for the full year 2004.

•	Second quarter operating results benefited from continued strength in all commodity prices with Pengrowth realizing an average price of $41.36 per boe in 2004 compared to $38.08 in the same period of 2003, an increase of 9%.

•	During the second quarter 2004, Pengrowth unitholders approved the reclassification of trust units into Class A and Class B trust units. The reclassification will enable Pengrowth to manage the level of foreign ownership in the trust to meet the requirements of being a Mutual Fund Trust; will help maintain the long-term integrity of the markets for Pengrowth units; and will permit Pengrowth to pursue equity markets in Canada and internationally. Subsequent to quarter end, Pengrowth announced that the implementation of the trust unit reclassification would occur on July 27, 2004.

Summary of Financial and Operating Results

	Three Months ended June 30					Six Months ended June 30
(thousands, except per unit amounts)	2004		2003		% Change	2004		2003		% Change
INCOME STATEMENT
Oil and gas sales	$193,637		$169,238		14%	$359,517		374,062		-4%
Net income	$32,684		$54,214	**	-40%	$71,336		117,134	**	-39%
Net income per unit	$0.24		$0.49	**	-51%	$0.55		$1.05	**	-48%
Funds generated from operations	$102,932		$83,310		24%	$194,730		$191,919		1%
Funds generated from operations per unit	$0.76		$0.75		1%	$1.49		$1.73		-14%
Funds withheld to fund capital expenditures	$9,902		$7,921		25%	$19,194		$18,725		3%
Distributable cash before withholding *	$99,021		$79,695		24%	$191,917		$187,720		2%
Distributable cash before withholding per unit *	$0.73		$0.71		3%	$1.47		$1.69		-13%
Distributable cash *	$89,119		$71,774		24%	$172,723		$168,995		2%
Actual distributions paid or declared per unit	$0.64		$0.67		-4%	$1.27		$1.42		-11%
Weighted average number of units outstanding	135,473		111,467		22%	130,346		111,119		17%
BALANCE SHEET
Working capital	$(270,681)		$(47,224)		473%	$(270,681)		$(47,224)		473%
Property, plant and equipment and other assets	$1,990,977		$1,497,169	**	33%	$1,990,977		$1,497,169	**	33%
Long-term debt	$371,760		$334,280		11%	$371,760		$334,280		11%
Unitholders’ equity	$1,264,586		$1,045,736	**	21%	$1,264,586		$1,045,736	**	21%
Unitholders’ equity per unit	$9.32		$9.31			$9.32		$9.31
Number of units outstanding at period end	135,677		112,297		21%	135,677		112,297		21%
TRUST UNIT TRADING (TSX)
High	$19.15		$18.22			$21.25		$18.22		17%
Low	$16.15		$13.95			$15.55		$13.39		16%
Close	$18.67		$17.25			$18.67		$17.25		8%
Value	$328,450		$519,020		-37%	$896,235		$816,625		10%
Volume (thousands of units)	18,145		32,575		-44%	48,765		52,697		-7%
TRUST UNIT TRADING (NYSE)
High	$14.24	US	$13.80	US		$16.60	US	$13.80	US	20%
Low	$11.62	US	$9.40	US		$11.62	US	$9.07	US	28%
Close	$13.98	US	$12.83	US		$13.98	US	$12.83	US	9%
Value	$295,835	US	$271,053	US	9%	$821,444	US	$351,860	US	133%
Volume (thousands of units)	22,194		22,500		-1%	59,093		30,667		93%
DAILY PRODUCTION***
Crude oil (barrels)	20,906		23,530		-11%	21,211		24,165		-12%
Heavy oil (barrels)	1,848		—			924		—
Natural gas (thousands of cubic feet)	136,142		119,519		14%	126,745		119,958		6%
Natural gas liquids (barrels)	6,007		5,390		11%	5,300		5,670		-7%
Total production (BOE/d) 6:1	51,451		48,839		5%	48,560		49,828		-3%
TOTAL PRODUCTION (BOE) 6:1	4,682		4,444		5%	8,838		9,019		-2%
PRODUCTION PROFILE (6:1 conversion)
Crude oil	41%		48%			44%		49%
Heavy oil	3%		—			2%		—
Natural gas	44%		41%			43%		40%
Natural gas liquids	12%		11%			11%		11%
AVERAGE PRICES
Crude oil (per barrel)	$42.46		$40.56		5%	$41.50		$42.81		-3%
Heavy oil (per barrel)	$30.19		$—		—	$30.19		$—		—
Natural gas (per mcf)	$7.02		$6.34		11%	$6.93		$7.05		-2%
Natural gas liquids (per barrel)	$40.66		$32.17		26%	$39.07		$37.00		6%
Average price per BOE 6:1	$41.36		$38.08		9%	$40.68		$41.48		-2%

* See Note 3 to the Financial Statements
** Restated for a retroactive change in accounting policies – see Note 2 to the financial statements.
*** Second quarter production includes one month’s production from the Murphy Assets acquired May 31, 2004

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

Overview

During the second quarter, Pengrowth successfully completed an acquisition of oil and gas properties in Alberta and Saskatchewan (the “Murphy Assets”) from a subsidiary of Murphy Oil Corporation (“Murphy”) for $550.5 million. This acquisition added estimated proved plus probable reserves of 48.7 million boe, an increase of approximately 27% to Pengrowth’s reserve base. The acquisition which closed on May 31, 2004 was pre-funded in part by $190 million net proceeds from an equity issue completed on March 23, 2004.

Continued strength in commodity prices, and one month’s production from the Murphy Assets had a favourable impact on 2004 second quarter results. A full three months of contribution from the Murphy Assets will be reflected in the third quarter which is expected to result in higher distributable cash over the remainder of 2004.

Subsequent to quarter end 2004, Pengrowth announced that the reclassification of Pengrowth Energy Trust units as Class A and Class B trust units would be implemented effective July 27, 2004. On July 27, 2004, generally, each Canadian unitholder will have the trust units held by them reclassified as Class B trust units. Each unitholder who is not a Canadian unitholder will have the trust units held by them reclassified as Class B trust units and then immediately converted into Class A trust units. The Class B trust units will trade solely on the Toronto Stock Exchange. The Class A trust units will trade on the Toronto Stock Exchange and the New York Stock Exchange. See Note 14 to the June 30, 2004 Consolidated Financial Statements for further details.

The directors of Pengrowth resolved to proceed with the Class A and Class B trust unit reclassification based upon a combination of communications from the Department of Finance, opinions from tax counsel and an advance tax ruling from Canada Revenue Agency in respect to the implementation of the Class A and Class B trust unit reclassification.

Distributable Cash

Distributable cash increased by 24% to $89.1 million for the second quarter of 2004, from $71.8 million in the second quarter of 2003. For the six months ended June 30, 2004, Pengrowth recorded $172.7 million in distributable cash, compared to $169.0 million in the first six months of 2003. Actual cash distributions paid or declared in respect of the results for the second quarter 2004 were $0.64 per unit and $1.27 per unit on a year to date basis. An additional $19.2 million earned in the first half of 2004 was withheld to repay indebtedness or fund capital expenditures. A balance of $3.0 million earned in the first half of 2004 will be distributed to unitholders in future months.

Net Income

Net income for the second quarter of 2004 was $32.7 million compared to $54.2 million for the previous year. For the first six months of 2004 Pengrowth recorded net income of $71.3 million, compared to $117.1 million for the previous year. The decrease in net income in the second quarter of 2004 compared to the same periods last year, is due mainly to the unrealized foreign exchange gain that was recorded in 2003, as a result of the impact of the change in the U.S.$/Cdn$ exchange rate on Pengrowth’s U.S. dollar denominated debt. Hedging losses and an increase in depletion and depreciation in 2004 also contributed to lower reported net income for the three months and six months ended June 30, 2004, compared to the same periods last year.

Production

Second quarter 2004 production of 51,451 boepd was 5% higher than the second quarter of 2003, due to additional production in June 2004 from the Murphy Assets and the impact of development activities, which helped offset production declines over the past year. On a year to date basis, production for the six months ended June 30, 2004 was 2% lower than the same period last year. Second quarter 2004 production was negatively impacted by a forest fire at Judy Creek, which resulted in approximately 13,000 boepd of Judy Creek and Swan Hills production being shut in for 3 days. Plant turnarounds during the second quarter also reduced production volumes from Judy Creek and Quirk Creek. The decline in production due to these factors more than offset the positive impact on second quarter production of an additional condensate shipment (approximately 124,000 barrels) from Sable Offshore Energy Project (“SOEP”).

	Three months ended			Six months ended
	June 30,	June 30,	%	June 30,	June 30,	%
Production	2004	2003	Change	2004	2003	Change
Daily Production
Light oil (bbls/d)	20,906	23,530	-11%	21,211	24,165	-12%
Heavy oil (bbls/d)	1,848	—	—	924	—	—
Natural gas (mcf/d)	136,142	119,519	+14%	126,745	119,958	+6%
Natural gas liquids (bbls/d)	6,007	5,390	+11%	5,300	5,670	-7%

Total boe/d (6:1)	51,451	48,839	+5%	48,560	49,828	-2%

Total production (mboe)	4,682	4,444	+5%	8,838	9,019	-2%

Light oil production volumes decreased 11% in the second quarter, and 12% for the six month period ended June 30, compared to the same periods last year. Production from the Murphy Assets and continued development activities over the past year have helped offset natural production declines.

Heavy oil production comes from the newly acquired Murphy Assets, including working interests in Tangleflags and Bodo, both in Saskatchewan.

Natural gas production increased 14% in the second quarter of 2004 compared to the second quarter of 2003 and increased by 6% on a year to date basis. Additional gas volumes from the Murphy Assets, as well as incremental volumes from development activities mitigated the impact of natural production declines.

Natural gas liquids (NGL) production increased by 11 % in the second quarter of 2004 over the second quarter of 2003 but on a year to date basis NGL production decreased by 7% compared to last year. The fluctuation in NGL sales from quarter to quarter is due mainly to the timing of condensate sales from SOEP. Two condensate shipments were made in the second quarter of 2004, totaling approximately 124,000 barrels, compared to 47,000 barrels in the same period last year. At this time, Pengrowth anticipates only one additional 2004 condensate shipment from SOEP during the fourth quarter of 2004.

Prices

Pengrowth’s average commodity price realized for the second quarter of 2004 was 9% higher than the second quarter of 2003, and on a year to date basis, the average price realized for the first half of 2004 was 2% lower than the prior year.

	Three months ended			Six months ended
Average realized prices C$	June 30,	June 30,	%	June 30,	June 30,	%
(after impact of hedging)	2004	2003	Change	2004	2003	Change
Light crude oil (per bbl)	$42.46	$40.56	+5%	$41.50	$42.81	-3%
Heavy oil (per bbl)	$30.19	—	—	$30.19	—	—
Natural gas (per mcf)	$7.02	$6.34	+11%	$6.93	$7.05	-2%
Natural gas liquids (per boe)	$40.66	$32.17	+26%	$39.07	$37.00	+6%

Total per boe (6:1)	$41.36	$38.08	+9%	$40.68	$41.48	-2%

Pengrowth’s average realized light oil price increased 5% in the second quarter of 2004 compared to the second quarter of 2003. For the first six months of 2004, Pengrowth’s average crude oil price was 3% lower than the same period last year. Although the West Texas Intermediate (WTI) benchmark price increased 17% in the first half of 2004 compared to the same period last year, the decrease in the value of the U.S. dollar relative to the Canadian dollar and the impact of increased hedging losses in 2004 more than offset this increase in WTI.

Pengrowth’s average natural gas price for the second quarter of 2004 increased by 11% over prices realized in the second quarter of 2003. For the first six months of 2004 prices decreased by 2% to $6.93 per mcf compared to $7.05 per mcf over the same period last year. By comparison, the AECO and Nymex average prices decreased by 10% and 3% respectively in the first six months of 2004 as compared to the same period last year. A reduction of hedging losses in 2004 as compared to 2003 accounts for the lower year over year decline in Pengrowth’s average realized natural gas price, relative to the AECO and Nymex indices.

Price Risk Management Program

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations, and to provide a measure of stability to monthly cash distributions.

In the second quarter of 2004, Pengrowth realized a net hedging loss of $2.8 million ($0.23 per mcf) related to natural gas financial swap contracts, compared to a net hedging loss of $3.5 million ($0.32 per mcf) for the same period last year. On a year to date basis, Pengrowth has realized a net hedging loss on natural gas of $7.5 million ($0.33 per mcf) in the first six months of 2004, compared to a net hedging loss of $15.0 million ($0.69 per mcf) for the same period last year.

With the continued strength in crude prices in the second quarter, Pengrowth realized a net hedging loss of $12.8 million ($6.72 per bbl) on light crude oil price swap transactions, compared to a gain of $1.1 million ($0.52 per bbl) in the second quarter of 2003. On a year to date basis, Pengrowth has realized a net hedging loss on light crude oil swaps of $19.9 million ($5.15 per bbl) in the first six months of 2004, compared to an $8.0 million ($1.83 per bbl) net loss in the first half of 2003.

In conjunction with the Murphy acquisition on May 31, 2004, Pengrowth assumed a fixed price natural gas sales contract associated with certain reserves of the Murphy Assets. Under the contract, Pengrowth is obligated to sell 3,886 mcf per day, until April 30, 2009 at an average contract price of Cdn $2.27 per mcf. As required by generally accepted accounting principles, the fair value of the contract was recognized as a liability ($21.8 million) based on the mark to market value at May 31, 2004. This liability will be drawn down and recognized in income as the contract is settled. As this is a non-cash component of income, it will not be included in the calculation of distributable cash.

Pengrowth currently has 10,500 barrels per day of crude oil hedged for the remainder of 2004 at an average price of Cdn $38.78 per barrel. Western gas production of 3,317 mcf per day is hedged at an average price of Cdn $7.58 per mcf, and 19,500 mmbtu of Eastern gas is hedged at an average price of Cdn $7.51 per mmbtu for the remainder of 2004. Further details of Pengrowth’s commodity hedges are provided in Note 12 to the financial statements.

At June 30, 2004, the mark-to-market value of Pengrowth’s commodity hedges was negative $26.7 million consisting of a loss of $8.1 million on natural gas contracts and $18.6 million for crude oil.

Royalties

Royalties, including crown and freehold royalties, were 16.0% of oil and gas sales in the three months ended June 30, 2004, compared to 18.8% in 2003. For the six month period, royalties were 15.4% and 17.9% in 2004 and 2003, respectively. The average royalty rate has decreased year over year at some of Pengrowth’s crude oil properties including Rigel, Squirrel and Nipisi, due to lower production volumes. Low productivity wells generally attract significantly lower crown royalty rates, and as production declines at some of these major oil producing properties, there are more wells producing at these lower rates. Royalties were also lower at Weyburn in 2004 due to expansion of the CO2 miscible flood program, which enjoys lower initial royalty rates for qualifying wells.

Operating Costs

Operating costs were $38.8 million (or $8.29 per boe) for the second quarter of 2004, compared to $34.7 million (or $7.80 per boe) for the second quarter of 2003. For the six months ended June 30, 2004, operating costs were $70.0 million ($7.92 per boe), compared to $74.1 million ($8.22 per boe) for the first half of 2003. Second quarter operating costs reflect the addition of the Murphy Assets for one month. Excluding the impact of the Murphy Assets second quarter operating expenses were higher than first quarter 2004 by approximately $4.8 million due to a number of factors including annual plant turnaround costs at Judy Creek and Quirk Creek, property tax and power adjustments, well workover costs at Judy Creek, and compressor related costs at SOEP. On a year to date basis, operating costs are lower than the prior year due mainly to the purchase of the Sable facilities in May and December of 2003 which reduced operating costs on a year over year basis by approximately $11.5 million, offset in part by additional costs from the Murphy Assets, and some incremental second quarter 2004 costs as discussed above.

Injectants for miscible floods

During the second quarter of 2004, Pengrowth purchased $1.9 million of injectants and amortized a related $4.8 million against second quarter income and distributable cash, compared to $5.3 million and $9.0 million respectively in the second quarter of 2003. On a year to date basis, Pengrowth has purchased $9.2 million of injectants and amortized $10.0 million, compared to $14.8 million and $18.9 million in the same period last year. The decline in injectant costs year over year is due mainly to reduced injectant volumes at Judy Creek and an increase in the use of proprietary injectants. The majority of ethane and natural gas volumes injected at Judy Creek are proprietary volumes from Judy Creek and Swan Hills, which are re-injected. No cost is recorded in the financial statements for these re-injected volumes.

At June 30, 2004, the balance of unamortized injectant costs was $23.5 million.

General and administrative

General and administrative expenses (G&A) were $5.0 million in the second quarter of 2004 compared to $4.3 million for the second quarter of 2003. For the six months ended June 30, 2004, G&A expenses were $10.8 million compared to $8.0 million for the same period last year. On a per boe basis, year to date G&A is $1.23 per boe, compared to $0.89 per boe for the first half of 2003. Included in 2004 second quarter G&A is $0.3 million of non-cash compensation costs related to trust unit rights ($1.4 million year to date) compared to $0.1 million for the first six months of 2003. Excluding the non-cash component of G&A, 2004 year to date G&A has increased over 2003 levels by $1.5 million due to a number of factors including increased financial reporting and regulatory costs and the addition of personnel and additional office space required to manage the Murphy Assets.

Management Fees

Management fees were $5.6 million for the second quarter of 2004 compared to $2.3 million for the second quarter of 2003. For the six month period, management fees were $8.4 million in 2004 compared to $6.1 million in 2003.

Management fees recorded in the second quarter of 2004 include an accrual for estimated performance fees of $3.0 million. Under the current management agreement, which came into effect July 1, 2003, the manager will earn a performance fee if Pengrowth trust unit total returns exceed 8% per annum on a three year rolling average basis. The maximum fees, including the performance fee, is limited to 80% of the fees that would otherwise have been paid under the old management agreement (including acquisition fees) for the first three years, and 60% thereafter. Although the total fees payable to the manager are less under the current management agreement, which came into effect on July 1, 2003, the new fee structure includes a performance fee component. Under the management agreement that was in effect in the second quarter of 2003, the manager earned an acquisition fee, but this was capitalized as part of the cost of the properties acquired.

Interest

Interest expense increased to $7.8 million in the second quarter of 2004 compared to $6.3 million for the second quarter of 2003. Included in 2004 second quarter interest is $2.3 million of bank fees incurred to establish the bridge facility used to finance the Murphy acquisition. Second quarter 2003 interest expense included $1.9 million associated with terminating interest rate swaps on long-term debt. For the first six months of 2004, interest expense was $11.9 million compared to $10.0 million for the first half of 2003. Interest expense also includes on a year to date basis $0.9 million of fees related to the amortization of U.S. dollar debt issue costs and imputed interest on the note payable to Emera Offshore Incorporated.

Depletion and Depreciation

Depletion and depreciation increased to $58.1 million in the second quarter of 2004 compared to $44.8 million in the second quarter of 2003. For the six month period, depletion and depreciation was $108.6 million compared to $89.2 million in the first half of 2003. On a per boe basis, depletion and depreciation has increased to $12.29 per boe in the first half of 2004 compared to $9.89 per boe in the first half of 2003. The increase is attributable to the purchase of properties over the past year, including the Murphy Assets in May 2004, and the SOEP facilities in 2003, which had no associated reserve additions. With the sustained strength in commodity prices in recent years, the cost of acquiring oil and gas properties has increased resulting in higher depletion per boe.

LIQUIDITY AND CAPITAL RESOURCES

Pengrowth’s long term debt at June 30, 2004 was $371.8 million, compared to $259.3 million at December 31, 2003, and $334.3 million at June 30, 2003. During the second quarter, Pengrowth issued $325 million of new debt to fund the Murphy acquisition. Of this amount, $220 million is an acquisition facility with a one year term ending May 31, 2005 and the remaining $105 million was provided for from a $275 million revolving credit facility with a renewal date of May 30, 2005. Approximately $170 million of the credit facility remains unutilized at June 30, 2004. Pengrowth also maintains a $35 million demand operating line of credit. The remainder of Pengrowth’s debt outstanding at the end of the second quarter 2004 is U.S. dollar denominated fixed rate term debt, details of which are provided in Note 4 to the financial statements. Due to the decrease in the value of the Canadian dollar relative to the U.S. dollar at the balance sheet dates, an unrealized loss of $4.5 million has been recorded for the quarter ended June 30, 2004. A total unrealized gain of $23.5 million has been recorded since the debt issuance in April 2003.

Acquisition

On May 31, 2004, Pengrowth acquired all of the issued and outstanding shares of Murphy which had interests in oil and natural gas assets in Alberta and Saskatchewan for a purchase price of $550.5 million. Pengrowth’s independent engineering evaluator, Gilbert Laustsen Jung Associates Ltd. (“GLJ”) prepared an evaluation with an effective date of April 1, 2004. The reserves that are booked based on this report include total proved reserves of 39.6 million boe and proved plus probable reserves of 48.7 million boe.

As required by Canadian generally accepted accounting principles (GAAP), Pengrowth recorded a future tax liability upon acquisition of the Murphy Assets. The tax liability arises due to the deficiency in tax pools of the Murphy Assets acquired, less certain excess tax pools (compared to book value) from past acquisitions. The future tax liability represents the income taxes that would arise, based on the enacted income tax rates, if the operating company’s assets and liabilities were disposed of or settled at book value. Because of the tax effective structure of the Trust, Pengrowth does not expect to pay cash income taxes in the operating companies in the foreseeable future.

In accordance with GAAP, Pengrowth was also required to record goodwill of $170.5 million upon acquisition of the Murphy Assets. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the Murphy acquisition are provided in Note 5 of the financial statements.

Capital Spending

Capital expenditures for the six months ending June 30, 2004 totaled $63.6 million including $19.9 million at Judy Creek, $5.1 million at Monogram, $2.0 million at Weyburn, $2.9 million at McLeod and the balance at SOEP and other projects.

Pengrowth plans to spend a total of approximately $98 million on development activities in the second half of 2004, including approximately $18 million on the newly acquired Murphy Assets. Over 54% of capital expenditures undertaken in the first half of 2004 have been funded through the combination of the 10% holdback from distributable cash and cash generated through the Distribution Reinvestment Plan (“DRIP”) and the exercise of trust unit rights.

OPERATIONS REVIEW

REVIEW OF DEVELOPMENT ACTIVITIES (All volumes stated below are net to Pengrowth unless otherwise stated)

OPERATED PROPERTIES:

Judy Creek ‘A’ Pool (100% working interest)

•	Began solvent injection in two horizontal wells which were drilled in the first quarter of 2004.

•	Began injection on one new miscible pattern and one new waterflood pattern during the second quarter 2004.

•	Tied in three vertical producers drilled in the first quarter of 2004 with combined production of approximately 375 bbls of oil per day.

•	Drilled one horizontal miscible flood injector with injection beginning in the third quarter.

•	Production volumes were down in the second quarter due to a forest fire that required evacuation of the Judy Creek Production Complex. The facility was shut down for 3 days.

McLeod (varied working interest)

•	Completed a well that was drilled in the first quarter. The well is currently on production at 500 mcf per day.

•	Drilled a well at Pine Creek. The well is currently awaiting completion.

Aitken Creek (100% working interest)

•	Drilled and completed one well. The reservoir was wet and the well will be abandoned.

Squirrel (100% working interest)

•	Drilled the first well in a seven well waterflood expansion. The well was cased for oil and is awaiting completion.

Sounding Lake (38% working interest)

•	A non-operated well was drilled and cased for gas and is awaiting completion.

NON-OPERATED PROPERTIES:

Sable Offshore Energy Project (SOEP) (8.4 % working interest)

Production

•	Second quarter gross raw gas production from the four SOEP fields, Thebaud, Venture, North Triumph and Alma, averaged 430 mmcf per day (36.1 mmcf per day net). Monthly raw production for April, May, and June was 447 mmcf per day (37.5 mmcf per day net), 419 mmcf per day (35.2 mmcf per day net) and 423 mmcf per day (35.5 mmcf per day net) respectively.

Tier II Status

•	Construction of the topside facilities for the second Tier II field, South Venture, is continuing. The jacket built in Holland arrived at the South Venture field on May 16, 2004. A heavy lift vessel, named the Hermod, set the jacket in place and drilling activity began on the South Venture wells using the Sante Fe Galaxy II drilling rig. As of June 30, 2004 the South Venture 2 well was drilling at a depth of 2,780 metres with a planned target depth of 5,267 metres.

•	The topsides being built in Halifax are expected to be completed and installed on the jacket by the fourth quarter.

•	Engineering and design for the SOEP compression project is underway along with the placement of equipment orders.

Monogram Gas Unit (53.8% working interest)

•	Despite the unseasonably wet weather, drilling operations proceeded on 139 of the 154 wells included in the 2004 shallow gas well program with 71 wells completed to the end of the second quarter. Drilling plans call for ten additional wells to be drilled in July. The remaining wells will be delayed until fall due to wildlife restrictions. Completion operations are ongoing and pipelining is expected to commence in mid July with first production from the new wells anticipated towards the end of the third quarter.

Dunvegan Gas Unit (7.975% working interest)

•	Three wells were drilled in the second quarter bringing the total number of wells drilled in the 2004 program to ten. Test results from this program have met, or exceeded expectations, and the wells are anticipated to be tied in and commence production in July and August. Pengrowth is currently evaluating the second phase of the 2004 program for an additional 14 wells.

Swan Hills Unit (10.45% working interest)

•	A total of five wells were drilled in the second quarter. Completion operations are expected to commence in the third quarter.

Weyburn Unit (9.75% working interest)

•	Weyburn production continues to outperform budget expectations largely due to favourable CO2 response. Pengrowth’s share of Weyburn production is forecast to average 2,300 bbls per day for the remainder of 2004.

•	The CO2 supplier, North Dakota Gasification Company, scheduled a one time total turnaround for the month of June. Wet weather had a major impact on field operations in May shutting down drilling operations for two weeks and reducing the operator’s effectiveness to service wells. Four horizontal wells were drilled in the second quarter.

2004 Tax Estimate Update

Pengrowth forecasts that in the current commodity price environment, approximately 65% to 70% of distributions paid in 2004 will be taxable to Canadian unitholders, with the remainder of distributions treated as return of capital and thus tax deferred. The increase in taxability estimate compared to the first quarter estimate relates mainly to higher distributable cash expected as a result of the acquisition of the Murphy Assets, without a corresponding increase in tax pools at the Trust level.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding its second quarter results at 9:00 A.M. Mountain Daylight Time (11:00 A.M. Eastern Daylight Time) on Wednesday, July 28, 2004.

Callers may dial (800) 814-4860 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth conference call. The call will also be available for replay by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21055715 followed by the pound key.

Interested users of the internet are invited to go to:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=844140 or www.pengrowth.com for replay.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

	As at	As at
	June 30	December 31
(Stated in thousands of dollars)	2004	2003
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and term deposits	$5,641	$64,154
Accounts receivable	96,489	65,570
Inventory	416	699

	102,546	130,423
REMEDIATION TRUST FUND	8,065	7,392
DEFERRED CHARGES (Note 9)	4,597	5,544
GOODWILL (Note 5)	170,470	—
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,990,977	1,530,359

	$2,276,655	$1,673,718

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$71,279	$54,196
Distributions payable to unitholders	61,333	52,139
Due to Pengrowth Management Limited	4,860	1,122
Note payable	10,000	10,000
Current portion of contract liabilities (Note 5)	5,755	—
Current portion of long term debt (Note 4)	220,000	—

	373,227	117,457
NOTE PAYABLE	35,000	35,000
CONTRACT LIABILITIES (Note 5)	21,596	—
LONG-TERM DEBT (Note 4)	371,760	259,300
ASSET RETIREMENT OBLIGATIONS (Note 7)	155,262	102,528
FUTURE INCOME TAXES (Note 8)	55,224	—
TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 6)	2,078,352	1,872,924
Contributed surplus (Note 6)	1,301	189
Accumulated earnings	644,648	573,312
Accumulated distributable cash	(1,459,715)	(1,286,992)

	1,264,586	1,159,433
COMMITMENTS (Note 13)
SUBSEQUENT EVENT (Note 14)
	$2,276,655	$1,673,718

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

	Three months ended		Six months ended
	June 30		June 30
(Stated in thousands of dollars)
(Unaudited)	2004	2003	2004	2003
		(restated		(restated
		see Note 2)		see Note 2)
REVENUES
Oil and gas sales	$193,637	$169,238	$359,517	$374,062
Processing and other income	2,639	2,124	5,624	4,979
Crown royalties, net of incentives	(27,762)	(30,086)	(50,783)	(62,776)
Freehold royalties and mineral taxes	(3,251)	(1,758)	(4,746)	(4,252)

	165,263	139,518	309,612	312,013
Interest and other income	701	(26)	1,126	55

NET REVENUE	165,964	139,492	310,738	312,068
EXPENSES
Operating	38,825	34,653	69,986	74,135
Transportation	1,818	2,016	3,374	4,039
Amortization of injectants for miscible floods	4,823	9,033	10,027	18,896
Interest	7,755	6,335	11,932	9,988
General and administrative	5,003	4,262	10,849	8,007
Management fee	5,617	2,332	8,371	6,095
Foreign exchange loss (gain) (Note 10)	4,666	(20,226)	7,037	(19,476)
Depletion and depreciation	58,088	44,847	108,600	89,216
Accretion	2,373	1,508	4,372	2,936

	128,968	84,760	234,548	193,836

NET INCOME BEFORE TAXES	36,996	54,732	76,190	118,232
Income taxes (Note 8)
Capital	833	518	1,375	1,098
Future	3,479	—	3,479	—

	4,312	518	4,854	1,098
NET INCOME	$32,684	$54,214	$71,336	$117,134
Accumulated earnings, beginning of period	611,964	446,935	573,312	384,015

ACCUMULATED EARNINGS, END OF PERIOD	$644,648	$501,149	$644,648	$501,149

NET INCOME PER UNIT (Note 6)
Basic	$0.241	$0.486	$0.547	$1.054
Diluted	$0.240	$0.484	$0.545	$1.050

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended		Six months ended
(Stated in thousands of dollars)	June 30		June 30
(Unaudited)	2004	2003	2004	2003
		(restated		(restated
		see Note 2)		see Note 2)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$32,684	$54,214	$71,336	$117,134
Depletion, depreciation and accretion	60,461	46,355	112,972	92,152
Future income taxes	3,479	—	3,479	—
Contract liability amortization	(824)	—	(824)	—
Amortization of injectants	4,823	9,033	10,027	18,896
Purchase of injectants	(1,949)	(5,371)	(9,208)	(14,846)
Expenditures on remediation	(979)	(287)	(2,830)	(837)
Unrealized foreign exchange loss (gain) (Note 10)	4,500	(20,740)	7,460	(20,740)
Trust unit based compensation	264	12	1,371	66
Amortization of deferred charges	473	—	947	—
Loss on sale of marketable securities	—	94	—	94

Funds generated from operations	102,932	83,310	194,730	191,919
Changes in non-cash operating working capital (Note 11)	4,768	664	(108)	(18,190)

	107,700	83,974	194,622	173,729

FINANCING
Distributions	(85,310)	(83,431)	(163,529)	(155,392)
Change in long-term debt, net	325,000	47,794	325,000	38,519
Proceeds from issue of trust units	5,730	17,974	205,169	24,368

	245,420	(17,663)	366,640	(92,505)

INVESTING
Expenditures on acquisitions	(552,406)	(59,369)	(553,193)	(61,342)
Expenditures on property, plant and equipment	(38,703)	(17,012)	(63,565)	(35,515)
Proceeds on property dispositions	—	2,751	—	2,751
Deferred Charges	—	(2,087)	—	(2,087)
Change in Remediation Trust Fund	(375)	(171)	(673)	(180)
Proceeds from sale of marketable securities	—	1,539	—	1,812
Change in non-cash investing working capital (Note 11)	(7,072)	305	(2,344)	758

	(598,556)	(74,044)	(619,775)	(93,803)

DECREASE IN CASH AND TERM DEPOSITS	(245,436)	(7,733)	(58,513)	(12,579)
CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	251,077	3,446	64,154	8,292

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT END OF PERIOD	$5,641	$(4,287)	$5,641	$(4,287)

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust, Pengrowth Corporation and its subsidiaries (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2003.

GOODWILL

Goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance will not be amortized but instead is assessed for impairment each reporting period. Impairment is determined based on the fair value of the reporting entity compared to the net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.

2.	CHANGE IN ACCOUNTING POLICIES

Prior period comparative balances have been restated due to the changes in accounting polices described in Note 3 of the consolidated financial statements for the fiscal year ended December 31, 2003.

As a result of the changes in accounting policies, net income for the three months and six months ended June 30, 2003 increased by $1,779,000 and $3,649,000, respectively. Net income per unit basic and diluted for the three months and six months ended June 30, 2003 increased by $0.016 per unit and $0.033 per unit, respectively.

3.	DISTRIBUTABLE CASH

There is no standardized measure of Distributable Cash and therefore Distributable Cash, as presented below, may not be comparable to similar measures presented by other trusts.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Net income	$32,684	$54,214	$71,336	$117,134
Add (Deduct):
Depletion, depreciation and accretion	60,461	46,355	112,972	92,152
Future income taxes	3,479	—	3,479	—
Asset retirement obligation expenses not covered by the trust funds and contributions to Remediation Trust Funds	(1,417)	(521)	(3,627)	(1,142)
Unrealized foreign exchange loss (gain) (Note 10)	4,500	(20,740)	7,460	(20,740)
Contract liability amortization	(824)	—	(824)	—
Non-cash compensation expense	264	12	1,371	66
Other	(126)	375	(250)	250
Distributable cash before withholding	99,021	79,695	191,917	187,720
Cash withheld to fund capital expenditures	(9,902)	(7,921)	(19,194)	(18,725)

Distributable cash	89,119	71,774	172,723	168,995
Less: Actual distributions paid or declared	(86,153)	(61,846)	(169,757)	(159,067)

Balance to be distributed	$2,966	$9,928	$2,966	$9,928

Actual distributions paid or declared per unit	$0.640	$0.670	$1.270	$1.420

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time. Distributions are declared payable during the month following the month in which the distributions were earned. Distributions are paid to unitholders on the 15th day of the second month after the distributions are earned.

4.	LONG TERM DEBT

	As at	As at
	June 30, 2004	December 31, 2003
U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93% due April 2010	$200,070	$194,475
U.S. $50 million senior unsecured notes at 5.47% due April 2013	66,690	64,825

	266,760	259,300

Canadian dollar revolving credit borrowings	105,000	—
Canadian dollar acquisition borrowing	220,000	—

	591,760	259,300
Less: Current portion of long-term debt	(220,000)	—

	$371,760	$259,300

On June 30, 2004, Pengrowth had a $275 million revolving credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. In addition, it has a $35 million demand operating line of credit. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $23 million. A $220 million unsecured acquisition facility with a one year term was put in place May 31, 2004 to fund the Murphy acquisition (see Note 5). Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees on the revolving credit facility vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing. The margins and stamping fees on the acquisition facility for the first six month term vary from 1.50 percent to 2.50 percent and for the final six month term the fees vary from 4.0 percent to 5.0 percent depending on the form of borrowing.

The revolving credit facility will revolve until May 30, 2005, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility with amounts outstanding under the facility repayable in equal quarterly installments. One third of the amount outstanding would be paid in each of the first two years and the final one third owing would be repaid upon maturity of the term period. Pengrowth can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for one year following the date of non-renewal.

5.	CORPORATE ACQUISITION

On May 31, 2004, Pengrowth acquired all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in Alberta and Saskatchewan (the “Murphy Assets”). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Net assets acquired:
Working capital	$7,363
Property, plant, and equipment	502,924
Goodwill	170,470
Asset retirement obligations	(50,345)
Future income taxes	(51,745)
Contract liabilities	(28,175)

$550,492

Financed by:
Cash and term deposits	$224,836
Acquisition facility	325,000
Acquisition costs	656

$550,492

Property, plant and equipment of $503 million represents the fair value of the assets acquired determined in part by an independent reserve evaluation, net of purchase price adjustments. Goodwill of $170 million was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future income tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent as at May 31, 2004.

Contract liabilities include a natural gas fixed price sales contract (see Note 12) and firm pipeline demand charge contracts. The fair values of these liabilities have been determined on the date of acquisition and a liability of $21,824,000 has been recorded for the natural gas fixed price sales contract and $6,351,000 has been recorded for the firm pipeline contracts. The liabilities will be reduced as the contracts are settled.

Results from operations of the acquired Murphy Assets subsequent to May 31, 2004 are included in the consolidated financial statements.

6.	TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	June 30, 2004		December 31, 2003
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of period	123,873,651	$1,872,924	110,562,327	$1,662,726
Issued for cash	10,900,000	200,560	8,500,000	144,075
Less: issue expenses	—	(10,717)	—	(7,820)
Issued for cash on exercise of trust units options and rights	433,265	7,025	3,358,442	51,701
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	469,749	8,301	1,452,882	22,242
Trust unit rights incentive plan (non-cash exercised)	—	259	—	—
Royalty units exchanged for trust units	700	—	—	—

Balance, end of period	135,677,365	$2,078,352	123,873,651	$1,872,924

The per unit amounts for net income are based on weighted average units outstanding for the period. The weighted average units outstanding for the three months ended June 30, 2004 were 135,472,925 (June 30, 2003 — 111,466,759 units) and for the six months ended June 30, 2004 were 130,346,384 (June 30, 2003 — 111,119,478 units). In computing diluted net income per unit, 588,294 units were added to the weighted average number of units outstanding during the quarter ended June 30, 2004 (June 30, 2003 — 508,654 units) and 618,264 units were added for the six months ended June 30, 2004 (June 30, 2003 — 418,995 units) for the dilutive effect of trust unit options and rights.

Contributed Surplus

	June 30, 2004	December 31, 2003
Balance, beginning of period	$189	$—
Trust unit rights incentive plan (non-cash expensed)	1,371	189
Trust unit rights incentive plan (non-cash exercised)	(259)	—

Balance, end of period	$1,301	$189

Trust Unit Option Plan

As at June 30, 2004, options to purchase 1,700,550 trust units were outstanding (December 31, 2003 — 2,014,903) that expire at various dates to June 28, 2009.

	June 30, 2004		December 31, 2003
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
Trust Unit Options	of options	price	of options	price
Outstanding at beginning of period	2,014,903	$17.47	4,451,131	$16.78
Exercised	(311,153)	16.77	(2,374,182)	16.19
Cancelled	(3,200)	12.98	(62,046)	17.17
Outstanding at period-end	1,700,550	$17.60	2,014,903	$17.47
Exercisable at period-end	1,700,550	$17.60	1,999,436	$17.48

Rights Incentive Plan

As at June 30, 2004, rights to purchase 2,076,916 trust units were outstanding (December 31, 2003 — 1,112,140 units) that expire at various dates to February 6, 2009.

	June 30, 2004		December 31, 2003
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
Rights Incentive Options	of rights	price	of rights	price
Outstanding at beginning of period	1,112,140	$12.20	1,964,100	$13.29
Granted(1)	1,106,538	16.80	165,000	16.35
Exercised	(122,112)	14.79	(984,260)	13.49
Cancelled	(19,650)	11.77	(32,700)	12.75

Outstanding at period-end	2,076,916	$13.85	1,112,140	$12.20
Exercisable at period-end	652,574	$13.74	359,740	$11.92

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant

Fair Value of Unit Based Compensation

The fair value of rights incentive options granted during the six months ended June 30, 2004 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect on net income had compensation expense been recorded using the fair value method. The following is the pro forma effect on net income:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
Net income	$32,684	$54,214	$71,336	$117,134
Compensation cost related to options	—	(106)	—	(200)
Compensation cost related to rights	(321)	(333)	(626)	(663)

Pro forma net income	$32,363	$53,775	$70,710	$116,271

Pro forma net income per unit:
Basic	$0.239	$0.482	$0.542	$1.046
Diluted	$0.238	$0.480	$0.540	$1.042

7.	ASSET RETIREMENT OBLIGATIONS

	For the six months	For the year
	ended	ended
	June 30, 2004	December 31, 2003
Asset Retirement Obligations, beginning of period	$102,528	$73,493
Increase in liabilities during the period related to:
Acquisition	50,345	—
Additions	847	11,086
Revisions	—	15,153
Accretion expense	4,372	6,039
Liabilities settled during the period	(2,830)	(3,243)

Asset Retirement Obligations, end of period	$155,262	$102,528

8.	INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes. This difference results from the following items:

	Six months ended June 30,
	2004	2003
Income before taxes	$76,190	$118,232
Combined federal and provincial tax rate	38.6%	40.6%

Expected income tax	29,409	48,002
Income allocated to trust unitholders	(26,860)	(42,373)
Effect of resource allowance over non-deductible crown royalties	(1,000)	(1,445)
Unrealized foreign exchange loss (gain)	1,400	(4,210)
Trust unit based compensation	530	26

Future income taxes	3,479	—
Capital taxes	1,375	1,098

	$4,854	$1,098

The net future income tax liability is comprised of:

	As at	As at
	June 30,	December 31,
	2004	2003
Future income tax liabilities:
Property, plant and equipment	$76,629	$—
Unrealized foreign exchange gain	3,947	5,356
Other	25	27

	80,601	5,383
Future income tax assets:
Property, plant and equipment	—	(60,628)
Asset retirement obligation	(17,036)	—
Alberta Canadian royalty income	(573)	—
Contract liabilities	(7,768)	—

	55,224	(55,245)
Valuation allowance	—	55,245

Net future income tax liability/(asset)	$55,224	$—

9.	DEFERRED CHARGES

	As at	As at
	June 30,	December 31,
	2004	2003
Imputed interest on note payable (net of accumulated amortization of $794)	$2,813	$3,607
U.S. debt issue costs (net of accumulated amortization of $357)	1,784	1,937

	$4,597	$5,544

10.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003
Unrealized foreign exchange loss (gain) on translation of US dollar denominated debt	$4,500	$(20,740)	$7,460	$(20,740)
Realized foreign exchange losses (gains)	166	514	(423)	1,264

	$4,666	$(20,226)	$7,037	$(19,476)

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

11.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003
Accounts receivable	$(23,757)	$15,908	$(23,556)	$(3,897)
Inventory	641	426	283	611
Accounts payable and accrued liabilities	24,279	(15,218)	19,427	(14,602)
Due to Pengrowth Management Limited	3,605	(452)	3,738	(302)

	$4,768	$664	$(108)	$(18,190)

Change in Non-Cash Investing Working Capital

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003
Accounts payable for capital accruals	$(7,072)	$305	$(2,344)	$758

Cash Payments

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003
Cash payments made for capital taxes	$632	$512	$1,155	$997
Cash payments made for interest	$10,244	$2,435	$10,588	$7,281

12.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At June 30, 2004, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn $958,000.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at June 30, 2004, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl
2004
Financial:
July 1, 2004 – Dec 31, 2004	10,500	WTI(1)	$38.78 Cdn

2005
Financial:
Jan 1, 2005 – Dec 31, 2005	2,000	WTI(1)	$48.60 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu
2004
Financial:
July 1, 2004 – Dec 31, 2004	12,500	Tetco M3(1)	$8.33 Cdn
July 1, 2004 – Dec 31, 2004	7,000	Transco Z6	$3.90 U.S.
July 1, 2004 – Dec 31, 2004	3,317	AECO	$7.58 Cdn

2005
Financial:
Jan 1, 2005 – Dec 31, 2005	8,500	Tetco M3(1)	$9.08 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period end. At June 30, 2004, the amount Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $18,583,000 and $8,121,000 respectively.

Pengrowth entered into an agreement to purchase 5 megawatts of electricity at a price of $53.00 per megawatt hour effective February 1, 2004 to December 31, 2004.

Natural Gas Fixed Price Sales Contract:

Pengrowth assumed a natural gas fixed price sales contract in conjunction with the acquisition of the Murphy Assets. The fair value of the liability associated with the natural gas contract at the date of acquisition was determined to be $21,824,000 in respect thereof. The liability will be reduced as the contract is settled. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mcf/d)	per mcf (1)
2004
July 1, 2004 – Oct 31, 2004	3,886	$2.12 Cdn
Nov 1, 2004 – Dec 31, 2004	3,886	$2.18 Cdn

2005 to 2009
Jan 1, 2005 – Oct 31, 2005	3,886	$2.18 Cdn
Nov 1, 2005 – Oct 31, 2006	3,886	$2.23 Cdn
Nov 1, 2006 – Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – April 30, 2009	3,886	$2.40 Cdn

(1)	Reference price based on AECO

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds, approximate their fair value due to their short maturity. The fair value of the remediation trust funds at June 30, 2004 was $8,066,000 (December 31, 2003 — $7,479,000). The fair value of the U.S. dollar denominated debt at June 30, 2004 was approximately $260,341,000 based on the changes in the fair value of the underlying U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of Pengrowth Corporation’s notes. The fair value of the note payable at June 30, 2004, approximates its carrying value net of the imputed interest included in deferred charges.

13.	COMMITMENTS

Associated with the Murphy Assets acquired by Pengrowth are firm pipeline demand charge commitments, payments of which are expected to be, based on current toll rates, approximately $18,450,000 in 2004, $19,051,000 in 2005, $18,895,000 in 2006, $18,449,000 in 2007, and $15,686,000 in 2008 and are expected to continue until 2015 with total payments totaling approximately $78,701,000 for the period from 2009 to 2015.

14.	SUBSEQUENT EVENT

Reclassification of Trust Units

On July 13, 2004, Pengrowth announced that the reclassification of Pengrowth Energy Trust trust units as Class A and Class B trust units would be implemented effective July 27, 2004. On July 27, 2004, generally, each Canadian unitholder will have the trust units held by them reclassified as Class B trust units. Each unitholder who is not a Canadian unitholder will have the trust units held by them reclassified as Class B trust units and then immediately converted into Class A trust units. The Class B trust units will trade solely on the Toronto Stock Exchange. The Class A trust units will trade on the Toronto Stock Exchange and the New York Stock Exchange.

The Class A and Class B trust units will have the same rights as the existing trust units to vote, obtain distributions and participate in the assets of Pengrowth upon wind-up or dissolution of Pengrowth. Class A trust units will have no residency restriction and will be exchangeable for Class B trust units provided the holder is a resident of Canada. With the exception of the implementation period, Class A trust units will be subject to an “ownership threshold” equivalent to 49.75 percent of all outstanding trust units. Class B trust units may only be held by Canadian residents and will be exchangeable into Class A trust units provided that the number of Class A trust units does not exceed the ownership threshold of 49.75 percent.